UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces appointments to the Board of Directors and the Fiscal Council

—

Rio de Janeiro, March 20, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that it has so far received nominations from the Federal Government (Controlling Shareholder) and Minority Shareholders for the elections to the Board of Directors and Fiscal Council, to be held at the Company's Annual General Meeting (AGM), scheduled for April 25, 2024.

Based on the Company's internal governance procedures and the Policy for the Appointment of Members of Senior Management, these appointments are submitted to an analysis of the legal and management and integrity requirements and the subsequent opinion of the Eligibility Committee and the Board of Directors, pursuant to article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022.

The respective minutes of the Eligibility Committee and the Board of Directors that analyzed or will analyze the nominations are made available for consultation on the Petrobras Investor Relations website (www.petrobras.com.br/ir) and at the CVM, in order to support the shareholders' decision at the AGM. In addition, all the nominations received, accompanied by the evaluations carried out up to the time the meeting is called, will be included in the AGM Manual.

For the Board of Directors, the Controlling Shareholder nominated the following candidates:

Candidate Name	Position to apply for
Pietro Adamo Sampaio Mendes	Chairman of the BoD
Jean Paul Terra Prates	Member of the BoD and CEO of Petrobras
Benjamin Alves Rabello Filho	Member of the BoD
Bruno Moretti	Member of the BoD
Ivanyra Maura de Medeiros Correia	Member of the BoD
Rafael Ramalho Dubeux	Member of the BoD
Renato Campos Galuppo	Member of the BoD
Vitor Eduardo de Almeida Saback	Member of the BoD

For the Board of Directors, the employees elected the following candidate (to be endorsed at the Annual General Meeting):

Candidate Name	Position to apply for
Rosangela Buzanelli Torres	Member of the BoD, employees' representative

For the Fiscal Council, the Controlling Shareholder nominated the following candidates:

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Candidate Name	Position to apply for
Viviane Aparecida da Silva Varga	Member of the Fiscal Council (Holder), representing the National Treasury
Otavio Ladeira de Medeiros	Member of the Fiscal Council (Alternate), representing the National Treasury
Cristina Bueno Camatta	Member of the Fiscal Council (Holder)
Sidnei Bispo	Member of the Fiscal Council (Alternate)
Daniel Cabaleiro Saldanha	Member of the Fiscal Council (Holder)
Gustavo Gonçalves Manfrim	Member of the Fiscal Council (Alternate)

For the Board of Directors, if multiple voting is adopted, minority shareholders have nominated:

Candidate Name	Position to apply for	Shareholders who nominated
José João Abdalla Filho	BoD Member - common shares - Multiple Vote	Equity investment fund FIA Dinâmica, managed by Banco Clássico S.A.
Marcelo Gasparino da Silva	BoD Member - common shares - Multiple Vote

For the Board of Directors, separate elections, minority shareholders nominated:

Candidate Name	Position to apply for	Shareholders who nominated
Francisco Petros Oliveira Lima Papathanasiadis	BoD Member - common shares	Funds managed by NAVI Capital Administradora e Gestora de Recursos Financeiros Ltda.; Sr. Hassan Jorge Mourani Filho; Sr. Sérgio Tuffy Sayed; Sr. Humberto Casagrande Neto; Sr. Alvaro Bandeira; Sra Flavia Manzano Sayeg e Sr. José Estevam de Almeida Prado
Aristóteles Nogueira Filho	BoD Member - preferred shares	Investment funds managed by Opportunity HDF Administradora de Recursos Ltda, Opportunity Gestão de Investimentos e Recursos Ltda., Ibiuna Ações Gestão de Recursos Ltda. and XP Allocation Asset Management Ltda., holders of preferred shares
Jeronimo Antunes	BoD Member - preferred shares	Investment funds managed by Franklin Resources, holders of preferred shares

Minority shareholders nominated the Fiscal Council:

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Candidate Name	Position to apply for	Shareholders who nominated
Daniel Alves Ferreira	Member of the Fiscal Council (Holder) - common shares	Equity investment fund FIA Dinâmica, managed by Banco Clássico S.A.
Aloisio Macário Ferreira de Souza	Member of the Fiscal Council (Alternate) - common shares
João Vicente Silva Machado	Member of the Fiscal Council (Holder) - preferred shares	Holders of preferred shares Geração L. Par Fundo de Investimento em Ações, managed by Plural Investimentos Gestão de Recursos Ltda and Mr. Hagop Guerekmezian,
Jandaraci Ferreira de Araujo	Member of the Fiscal Council (Alternate) - preferred shares
Paulo Roberto Franceschi	Member of the Fiscal Council (Holder) - preferred shares	Investment funds managed by Franklin Resources, holders of preferred shares
Vanderlei Dominguez da Rosa	Member of the Fiscal Council (Alternate) - preferred shares

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer